Mail Stop 3561

December 8, 2009

Marguerite N. Duffy
Chief Financial Officer
Ruby Tuesday, Inc.
150 West Church Avenue
Maryville, Tennessee 37801

> **Re:** **Ruby Tuesday, Inc.**
> **File No. 001-12454**
> **Form 10-K: For the fiscal year ended June 2, 2009**
> **Form 10-Q: For the quarterly period ended September 1, 2009**
> **Definitive Proxy Statement on Schedule 14A filed August 19, 2009**

Dear Ms. Duffy:

We have reviewed your October 28, 2009 correspondence and have the following comments. We ask you to revise future filings in response to some of these comments. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. We also ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please file your response to our comments via EDGAR, under the label "corresp," within ten business days from the date of this letter.

Form 10-K: For the fiscal year ended June 2, 2009

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 9. Income Taxes, page 62

1. Refer to your responses to our prior comment numbers 10 and 11. We note that "FICA Tip Credits" and "Work Opportunity Tax Credits" impact both your reported income tax expense and your realized effective tax rate on an annual basis. Per your response to our prior comment number 11, you will strive to clarify the impact of each of those significant credits on your tax rate in future filings. In this regard, please confirm that you will expand your footnote and

MD&A disclosure provided in future filings to discuss both the nature and drivers (e.g., restaurant sales) of these tax credits. In addition, to the extent that you experience a significant change in your ability to utilize either of your material tax credits in a particular reporting period, please disclose that fact. Finally, please confirm that your disclosure in future filings will include a discussion of all factors that have materially impacted your individual deferred tax asset and/or deferred tax liability balances.

Form 10-Q: For the quarterly period ended September 1, 2009

Item 1. Financial Statements

Balance Sheet, page 4

2. Please tell us why income tax receivables increased by approximately $8.9 million between June 2, 2009 and September 1, 2009, although you reported pre-tax income of approximately $7.4 million and cash paid for income taxes of $674,000 for the quarter ended September 1, 2009. In addition, tell us why your non-current deferred income tax liability balance increased by approximately $10 million between June 2, 2009 and September 1, 2009. Finally, please consider whether significant changes in the aforementioned balances, as well as the underlying reasons for such changes, should be discussed in future filings.

Notes to Condensed Consolidated Financial Statements

Note E – Assets Held for Sale, Property, Equipment, and Operating Leases, page 9

3. Refer to your disclosure in Note E to your financial statements for the quarterly period ended September 1, 2009. Based upon your disclosure, we note that $17.6 million and $20.7 million of your "Construction in progress" ("CIP") balances at June 2, 2009 and September 1, 2009, respectively, related to long-lived assets which you currently plan to sell. We note further that the aforementioned asset balances were not reclassified to "Assets held for sale" in your respective condensed consolidated balance sheets, as you do not expect that such assets will be sold within the next 12 months. In this regard, we acknowledge that long-lived assets should not be reported as "held for sale" on your balance sheet unless the sale of such assets is probable and such assets are expected to be transferred and recognized as a sale within one year. However, based upon your disclosure, it is not clear to us (i) why you plan to sell such a significant portion of the assets that were classified as CIP at June 2, 2009 and September 1, 2009 and (ii) why the timing of your intended asset sales is expected to extend beyond one year. As such, please tell us and, if appropriate, disclose the following information:

- the nature of the assets that you plan to sell;

- whether you have completed the construction of those assets;
- the underlying factors that have influenced your decision to sell the majority of the assets that comprised your CIP balance at June 2, 2009 and September 1, 2009;
- the reason you do not expect the sale of such assets to occur within the next 12 months – particularly as the assets are not in use;
- the amount of time that you expect to pass between the completion of construction of the assets classified as CIP and the date of their sale; and
- any other information that you believe will enhance our understanding of the accounting treatment that you have applied.

Furthermore, given that assets classified as CIP typically are not depreciated, please tell us whether you plan to reclassify the aforementioned assets to your other fixed asset accounts (e.g., buildings, restaurant equipment, etc.) upon the completion of their construction and to subsequently depreciate the assets until they qualify for classification as "Assets held for sale."

4. In addition, please refer to your disclosure in Note M to your financial statements for the quarterly period ended September 1, 2009. Based upon your disclosure in Note M, it appears that you have determined that the carrying values of the assets that you plan to sell, but classified as "Construction in progress" at June 2, 2009 and September 1, 2009, were not impaired as of the respective balance sheet dates. We note further, that you assessed the fair value of such assets based upon significant observable inputs – that is, level 2 inputs within the fair value hierarchy outlined in FASB ASC Topic 820 (formerly SFAS No. 157). In this regard, please tell us both the valuation technique (e.g., market approach or cost approach) and the nature of the specific observable inputs used to measure the fair value of the aforementioned assets at September 1, 2009. As part of your response, also summarize any significant assumptions that you believe support the use of your selected valuation technique and observable inputs. Furthermore, please summarize any additional assumptions and/or considerations that you believe support recoverability of the assets that you plan to sell.

Note L – Commitments and Contingencies

Litigation, page 18

5. We note that on August 28, 2009, a jury ruled in favor of the plaintiff in the civil action Dan Maddy v. Ruby Tuesday, Inc. ("Dan Maddy") and awarded damages of $10,035,000 to the plaintiff. In this regard, we note that although you maintain insurance with primary and secondary insurance carriers to cover claims such as the Dan Maddy civil action, your secondary insurance carrier alleges that it did not receive timely notice of the matter and has asserted a reservation of rights. As such, it appears that you may remain liable for a significant portion of the

damages that were awarded to the plaintiff unless (i) you are able to successfully reduce the judgment through post-trial motions and/or appeal or (ii) you successfully obtain indemnification pursuant to the terms of your service agreement with your third party claims administrator. Based upon your footnote disclosure, it appears that you believe the accrued "Insurance" balance in your September 1, 2009 condensed consolidated balance sheet appropriately reflects your liability for any recovery expected to be obtained by the plaintiff in the Dan Maddy civil action. However, we note that (a) your accrued insurance balance does not appear to have been significantly increased in connection with the unfavorable verdict issued during the quarter ended September 1, 2009 and (b) the total "Insurance" accrual balance was only $8.6 million at September 1, 2009. In this regard, please tell us the amount that you have accrued for the judgment awarded in the Dan Maddy civil action and consider whether that amount should be specifically disclosed in accordance with FASB ASC 450-20-50-1 (formerly paragraph 9 of SFAS No. 5). In addition, tell us and disclose, as appropriate, whether or not your accrual for damages was reduced for amounts that you expect to be absolved through appeal or recovered pursuant to your insurance coverage and/or the indemnification terms in the service agreement with your third party claims administrator. Furthermore, if you have accrued an amount that is less than the awarded damages, please explain in detail why you believe that a reduced award or recovery of the judgment is probable. In this regard, please consider whether you should provide additional disclosure pursuant to footnote 58 to Question 2 of SAB Topic 5.Y.

6. Based upon the amount of damages awarded to the plaintiff in connection with the Dan Maddy v. Ruby Tuesday, Inc. civil action, it appears that it may have been appropriate for you to discuss the lawsuit in prior filings, to the extent that the likelihood of an adverse outcome was other than remote. However, we note this lawsuit was not discussed in the "Item 3. Legal Proceedings" section of your Form 10-K for the fiscal year ended June 2, 2009. Furthermore, this lawsuit was not disclosed in the "Commitments and Contingencies" footnote to your financial statements for the fiscal year ended June 2, 2009. Please tell us why this matter was not previously disclosed.

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Operating Activities, page 29

7. We note that your disclosure regarding the period-to-period changes in your reported cash flows from operations places significant emphasis on (I) the items that reconcile your reported net income to "Net cash provided by operating activities," and (II) the changes to those reconciling items. We note further that

certain of the reconciling items which you cite as contributing to the change in your reported cash flows from operations are non-cash adjustments to income, which have no direct relationship to cash receipts or cash disbursements in a particular reporting period. For example, although adjustments for depreciation expense, share-based compensation, and deferred taxes are included in your reconciliations of net income to net cash provided by operating activities in each of your statements of cash flows, these items do not directly impact or relate to your cash receipts or cash disbursements during the respective reporting periods. As such, we note that references to (i) the reconciling items identified on the face of your statements of cash flows or (ii) the changes thereto, may not adequately explain the actual changes in your reported cash flows from operating activities – particularly as you apply the indirect method to determine cash flows from operations. For the reasons cited above, please revise your disclosure in the "Liquidity and Capital Resources" section of MD&A to discuss your company's cash provided by operations in terms of cash receipts and cash disbursements. In this regard, your revised disclosure should also discuss the underlying reasons for any material changes in your cash receipts or cash disbursements. For further guidance, please refer to Section IV.B of our interpretive release "Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations," which is available on our website at http://www.sec.gov/rules/interp/33-8350.htm. In addition, please provide your proposed expanded disclosure as part of your response.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 13

8. We note that in response to our prior comment 16 and reissue our comment in part. We continue to believe that the disclosure of historical performance targets for the most recently completed fiscal year may be material to investors. Please expand your justification for your belief that quantitative disclosure regarding the targets actually reached for the restricted stock awards during the most recently completed fiscal year may be omitted due to the risk of competitive harm. In your revised analysis, tell us specifically how disclosure of a certain range of values for historical debt to EBITDAR ratio as finally reported to your lenders would enable competitors to calculate the company's future operating metrics and tactical plans. In so doing, please address the following related questions:

- Tell us how a competitor could determine the company's future plans, including short-term and long-term priorities and upcoming operating expense levels, from the disclosure in the proxy statement of performance targets for a past fiscal year;

- Explain why a past year's targets would necessarily be predictive of the company's strategic plans in future years given that the compensation committee may, from one year to the next, vary the level of difficulty for achievement of the targets;

- Explain how a competitor could determine the strategic weight the company places on marketing programs, promotional expenses and geographic growth strategies from the company's disclosure of the targets;

- Tell us how a competitor's comparison of the targets against actual performance would enable it to draw a specific conclusion with respect to the company's strategy and projected performance. For instance,

  - Might there be multiple variables that may have affected actual performance that are unrelated to the specific targets or the company's strategy for a past fiscal year?

  - How would a competitor be able to differentiate among, and isolate the impact of, potential variables, in order to project the company's future financial performance or otherwise glean useful information from the difference between actual performance and targeted performance?;

- Explain in greater detail how disclosure of performance targets could be expected to allow competitors to create marketing, promotional and/or geographic expansion programs specifically targeted and designed to gain an advantage over you.

In responding to the above questions, we encourage you to provide illustrative examples to clearly demonstrate how the performance targets for a past fiscal year could be used by your competitors to derive specific current and future strategic information that could competitively harm the company.

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You may contact Jeffrey Sears at 202-551-3302 for questions regarding the financial statements and related matters or Michelle Lacko at 202-551-3240 for questions regarding Schedule 14A. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief